CONFIDENTIAL

April 13, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attn: John Cannarella, Jenifer

Gallagher, John Coleman, Cheryl

Brown, and Laura Nicholson

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 13, 2023 regarding
Foremost Lithium Resource & Technology Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted January 17, 2023
CIK No. 0001935418

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the February 13, 2023 letter regarding the above-referenced confidential Amendment No. 2 to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Foremost Lithium Resource & Technology Ltd. (the “Company”, “we,” “our,” or “us”) confidentially submitted on January 17, 2023. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Our responses are as follows:

Amendment No. 2 to Draft Registration Statement on Form F-1 Filed January 17, 2023

Cover Page

Staff Comment No. 1.

Please revise to provide a bona fide estimate of the range of the maximum offering price, or tell us why you do not believe such information is required. Refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

Company’s Response: We can confirm that we will insert the offering price of the securities or a range that complies with applicable requirements in a future filing prior to effectiveness.

General, page 1

Staff Comment No. 2.

We note that you disclose estimates of mineralization pertaining to adjacent properties and estimates of mineralization that are based on the guidance in NI 43-101.

Please revise your filing to remove estimates that pertain to properties in which you do not hold an economic interest, and estimates that you are unable to support with a technical report summary, based on the guidance in Subpart 1300 of Regulation S-K, as advised in prior comment 1.

Company’s Response: We have revised the disclosure throughout the Registration Statement to remove estimates that pertain to properties in which the Company does not hold an economic interest, and estimates that the Company is unable to support with a technical report summary.

Staff Comment No. 3.

We note your response to prior comment 8 indicating you have revised your filing to remove duplicative disclosure, consistent with the requirements of Item 1303(b)(2)(iii) of Regulation S-K.

However, duplicative charts, maps, assay data, and claim data remain throughout your filing. We reissue prior comment 8.

Company’s Response:

We have revised the disclosures to remove duplicative charts and maps related to descriptions of our material properties.

Our Company, page 9

Staff Comment No. 4.

We note that you labeled both Y-axes of the first chart on page 9 in response to prior comment 3, although the tonnage price shown on the right Y-Axis, which you indicate is based on metric tons, does not reconcile with the figures shown on the left Y-axis. Please further revise or define the measures utilized in the chart. We reissue prior comment 9.

Company’s Response:

We have re-labeled the right Y-axis in Figure 4 on page 5 to “mt” and revised the footnote to say: “The Y-Axis on the left (US$) refers to dollar amounts in the lawful currency of the United States. The Y-Axis on the right (mt) refers to metric tons”.

Use of Proceeds, page 37

Staff Comment No. 5.

We note your disclosure that seventy percent of the net proceeds will be used for exploration and resource development activities on your lithium projects in Snow Lake, a drill program in 2023 or 2024, finalizing current property payments, future land claims and capital acquisition costs, and funding a drill program in your Winston Gold/Silver Property in New Mexico. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. See Item 3.C of Form 20-F.

Company’s Response:

We have revised the disclosure under the section titled “Use of Proceeds” on page 30 of the Registration Statement to provide for an estimated net amount of proceeds broken down into each principal intended use thereof.

Summary Disclosure-Our Claims History, page 54

Staff Comment No. 6.

We note that you have made some revisions in response to prior comment 7 although you have not addressed all of the requirements of Item 1303(b)(1) and 1304(b) of Regulation S-K. Please further revise your filing to address the following points:

•	Include a map or maps showing the location of all properties.

•	Clearly label the Individual Property section and identify your material properties.

•	Include a map for each material property showing the location of the property, accurate to within one mile, using an easily recognizable coordinate system.

•	Describe the planned exploration program for each material property including the expected timeframe and cost.

•	State the total cost or book value of each material property.

Company’s Response:

We have revised the disclosure throughout the Registration Statement including the sections titled “Business” and “Properties” on pages 57 through 101 to include all of the requirements of Item 1303(b)(1) and 1304(b) of Regulation S-K for our material properties.

Staff Comment No. 7.

Please expand your disclosure of the inferred mineral resource as necessary to include the price, cut-off grade, metallurgical recovery, and the point of reference used (e.g. in-situ, etc.), as required by Item 1304 (d)(1) of Regulation S-K.

Company’s Response: We have revised the disclosure throughout the Registration Statement to expand disclosure of the inferred mineral resource as required by Item 1304 (d)(1) of Regulation S-K.

Related Party Transactions, page 110

Staff Comment No. 8.

Please disclose all material terms of the General Security Agreement between the registrant and Jason and Christina Barnard.

Company’s Response: We have revised the disclosure on page 108 of the Registration Statement to disclose the material terms of the General Security Agreement between the registrant and Jason and Christina Barnard.

Item 8 Exhibits and Financial Statement Schedules, page II-4

Staff Comment No. 9.

Please consult with the qualified persons to obtain and file a revised technical report summary to address the following points:

•	Historical quantities of mineralization, such as those found among disclosures beginning on pages 36 and 176, should be removed.

•	An equation for the cut-off grade should be provided along with the optimization inputs on page 149.

Company’s Response:

We have attached a revised technical report summary addressing these matters as an exhibit to the Registration Statement.

Exhibits

Staff Comment No. 10.

We note your response to prior comment 16 and reissue in part. Please file the warrant agreements for outstanding warrants and the representative warrants or tell us why you do not believe they are required to be filed. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Company’s Response:

We have attached each of the Company’s form of warrant agreements as exhibits to the Registration Statement.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 330-8067, or Anthony Epps of Dorsey & Whitney LLP, our outside legal counsel at (303) 485-1109.

Sincerely,

Foremost Lithium Resources Technology Ltd.
Jason Barnard
President and Chief Executive Officer

cc:	Anthony Epps, Esq., Dorsey & Whitney LLP